[redacted]

04015275

SO 3/24/04

3/25

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrett Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway (Address) New York (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, Bonnie Sachs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrett Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

DIANA ABBONDOLA
Notary Public, State of New York
No. 01AB4692819
Qualified in New York County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRETT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003
(With Independent Auditor's Report Thereon)

BARRETT SECURITIES INC.

FINANCIAL STATEMENT

DECEMBER 31, 2003

TABLE OF CONTENTS

Freedman & Co., CPA, P.C.

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Barrett Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barrett Securities Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barrett Securities Inc. as of December 31, 2003 in conformity with generally accepted accounting principles.

Freedman & Co., CPA, P.C.

New York, NY
February 23, 2004

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

BARRETT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Assets:	
Cash and cash equivalents	$11,693
Securities not readily marketable	$20,100
Total assets	$31,793

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$3,800
Stockholders' equity:	
Common stock - voting: No par value 200 shares authorized, 100 shares issued	$1
Paid-in capital	57,499
Retained earnings (Deficit)	(29,507)
Total stockholders' equity	27,993
Total liabilities and stockholders' equity	$31,793

The accompanying notes are an integral part of this financial statement.

BARRETT SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 - Nature of Business

Barrett Securities Inc. (the Firm) was formed as a New York corporation on July 30, 1998. The by-laws of the Firm were amended on May 6, 1999. The Firm registered with the Securities and Exchange Commission (SEC) and was granted membership effective January, 11, 2000 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). As a member of the NASD, the Firm conducts business as a broker/dealer in securities pursuant to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

The Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and accordingly the clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records.

Note 2 - Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and related commission revenue and expense) including transactions in firm investment accounts are recorded by the Firm on a settlement date basis which is generally three business days after trade date. Market value of investment positions represents values at the last settlement date in December. At December 31, 2003, there were no material differences between trade date basis and settlement date basis.

b) Income Taxes

The provision for income taxes differs from the amount of income tax determined by applying the statutory rate of 34% to pre-tax income. Deferred income tax provisions result from timing differences for the recognition of certain revenues and expenses between tax and financial statement accounting purposes. At December 31, 2003 no provision or liability for federal income taxes has been included in the financial statements.

c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Firm considers money market instruments and short term investments which are readily marketable to to be cash equivalents.

BARRETT SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 3 - Related Party Transactions

The sole shareholder of the Firm is the President of another broker/dealer with whom the Firm shares office space. The Firm at present does not pay rent nor has any lease commitments.

Note 4 - Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $5,000 whereas the Net Capital as computed was $7,893 leaving excess Net Capital of $2,893. The Capital Ratio was independently computed at 48% as against an allowable maximum of 1,000%.

Note 5 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

A copy of the Firm's Statement of Financial Condition, as at December 31, 2003, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.